Exhibit 99.1

TODD SHIPYARDS CORPORATION ANNOUNCES FINANCIAL RESULTS FOR MARCH 30, 2008

VIA FACSIMILE	CONTACT: HILARY PICKEREL
TOTAL PAGES - 4	SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON... June 11, 2008...Todd Shipyards Corporation ("we", "us" or "our") (NYSE:TOD) announced financial results for the fiscal year and fourth quarter ended March 30, 2008.

For the fiscal year, we reported net income of $6.6 million or $1.16 per diluted share on revenue of $139.1 million. In the prior fiscal year ended April 1, 2007, we reported net income of $3.2 million or $0.57 per diluted share on revenue of $125.5 million. For the quarter ended March 30, 2008, we reported net income of $3.5 million or $0.62 per diluted share on revenue of $36.2 million. For the quarter ended April 1, 2007, we reported net income of $1.4 million or $0.24 per diluted share on revenue of $44.7 million. Net income in fiscal year 2008 was favorably impacted by increases in commercial ship repair volumes, and favorable settlements on delay and disruption claims associated with several fixed-price projects completed in fiscal year 2008. Net income in the fourth quarter of fiscal year 2008 was favorably impacted by several favorable settlements for delay and disruption claims on fixed price projects and by lower cost of revenue on fixed price projects.

For the fiscal year ended March 30, 2008, we reported $9.9 million of income before income taxes of $3.3 million. For the quarter then ended, we reported $5.3 million of income before income taxes of $1.8 million. For the prior fiscal year ended April 1, 2007 we reported $4.9 million of income before income taxes of $1.6 million. For the quarter then ended, we reported $2.0 million of income before income taxes of $0.6 million. The increase in income before income taxes for the fourth quarter ended March 30, 2008 and the fiscal year ended March 30, 2008, is primarily attributable to the factors mentioned above that impacted net income for the fiscal year.

Our fiscal year 2008 revenue of $139.1 million reflects an increase of $13.6 million, or 11% from fiscal year 2007 levels, while fourth quarter revenue of $36.2 million reflects a decrease of $8.5 million, or 19%, compared to fiscal year 2007 fourth quarter results. The revenue decrease experienced in the fourth quarter of fiscal year 2008 compared to the fourth quarter of fiscal year 2007 is primarily due to lower new construction volumes in the fourth quarter of fiscal year 2008 when compared to the fourth quarter of fiscal year 2007.

For the fiscal year ended March 30, 2008, we reported operating income of $5.9 million. For the quarter then ended, we reported operating income of $4.4 million. For the preceding fiscal year ended April 1, 2007, we reported operating income of $0.4 million. For the quarter then ended, we reported operating income of $0.04 million. The year on year increase in operating income from fiscal year 2007 to fiscal year 2008 is primarily the result of the factors discussed above.

We reported investment and other income of $4.0 million for the fiscal year ended March 30, 2008. For the quarter then ended, we had other income of $0.9 million. In the prior fiscal year ended April 1, 2007, we had investment and other income of $4.4 million. For the quarter then ended, we had other income of $2.0 million. The year on year decrease of $0.4 million reflects changes in market conditions on investments and reductions in lease income and expense.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include matters which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
AUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Periods ended March 30, 2008 and April 1, 2007
(in thousands of dollars, except per share data)

A copy of our financial statements for the year ended March 30, 2008 will be filed with the Securities & Exchange Commission as part of our Annual Report on Form 10-K. Our Form 10-K should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
AUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
Periods ended March 30, 2008 and April 1, 2007
(in thousands of dollars)

A copy of our financial statements for the year ended March 30, 2008 will be filed with the Securities & Exchange Commission as part of our Annual Report on Form 10-K. Our Form 10-K should be read in conjunction with this balance sheet information.